Subject: Become a Co-Owner of Jupiter

Email Body:

Hi [Name],

I'm Chad, CEO & Co-founder here at Jupiter.

We're proud to have over 275 incredible food creators like you on our platform, and we're big fans of your work. Our goal at Jupiter is simple: to drive more business your way so you can focus on creating recipes that make people drool! Every day, our network of creators inspire 180M followers, and with XXX followers, we're proud to have you as one of our **top creators**!

Many of you have asked to invest in Jupiter, even investing over $150K so far. We've decided to formally open the opportunity to all our top creators, including you. With our upcoming community investment round, you can co-own a piece of Jupiter for as little as $100 just as we scale to bring on more big brands like Kerrygold, Simple Mills, and Vital Farms!

We're thrilled to grow our business alongside yours, and I'd be happy to answer any questions you might have.

Are you available for a quick call this Thursday?

Best regards,
Chad Munroe
CEO, Jupiter

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.